FOIA Confidential Treatment Requested

Pursuant to Rule 83 by FMSA Holdings Inc.

August 22, 2014

John Reynolds

Assistant Director

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3561

Re:	FML Holdings, Inc.

Draft Registration Statement on Form S-1

Submitted July 11, 2014

CIK No. 0001010858

Ladies and Gentlemen:

Set forth below are the responses of FMSA Holdings Inc. (the “Company”, “we,” “us” or “our”), to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated August 6, 2014, with respect to Draft Registration Statement on Form S-1, CIK No. 0001010858, submitted to the Commission on July 11, 2014 (the “Draft Registration Statement”). Concurrently with the submission of this letter, we are publicly filing a Registration Statement on Form S-1 (the “Registration Statement”) through EDGAR. On August 15, 2014, the Company changed its name from FML Holdings, Inc. to FMSA Holdings Inc.

The Company has requested confidential treatment of its response to Comment No. 22 below in accordance with Rule 83 (17 C.F.R. § 200.83) of the Rules of Practice of the Commission. The EDGAR submission of this letter omits the portions for which confidential treatment is requested. The location of the information subject to the confidential treatment request is indicated in the EDGAR submission with [***Omitted***]. A complete paper copy of this letter, including the portions for which confidential treatment is requested, is being provided supplementally to the Staff. The Company respectfully requests that we be notified immediately in accordance with the Company’s confidential treatment request letter submitted supplementally on the date hereof before the Commission permits any disclosure of the omitted confidential information.

For your convenience, each response is prefaced by the exact text of the Staff’s corresponding comment in bold, italicized text. All references to page numbers correspond to the Registration Statement, unless otherwise specified.

Securities and Exchange Commission

August 22, 2014

General

1.	Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

RESPONSE:

We acknowledge the Staff’s comment and will supplementally provide the Staff with (a) any written communications, as defined in Rule 405 under the Securities Act of 1933 (the “Securities Act”), that we present to potential investors in reliance on Section 5(d) of the Securities Act and (b) any research reports about us that are published or distributed in reliance on Section 2(a)(3) of the Securities Act added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating in this offering, in each case as such written communication or publication becomes available. To date, however, neither we nor the underwriters have engaged in any such communications or publications.

2.	As the price range you select will affect disclosure in several sections of the filing, we will need sufficient time to process your amendments once a price range is included and the material information now appearing blank throughout the document has been provided. Please understand that the effect of the price range on disclosure throughout the document may cause us to raise issues in areas not previously commented on.

RESPONSE:

We acknowledge the Staff’s comment and expect to confidentially submit pricing, valuation and related information in connection with a future amendment to the Registration Statement. We understand that the Staff will require an appropriate amount of time to review this information and related disclosures in the Registration Statement prior to its inclusion in any prospectus distributed to prospective investors.

3.	Prior to the effectiveness of the registration statement, please arrange to have FINRA call us or provide us with a letter indicating that FINRA has cleared the underwriting arrangements for the offering.

RESPONSE:

We acknowledge the Staff’s comment and will arrange to have FINRA call you or provide documentation evidencing FINRA clearance prior to requesting effectiveness of the registration statement.

4.	Please provide us with copies of any graphics, maps, photographs, and related captions or other artwork including logos that you intend to use in the prospectus. Please refer to Question 101.02 of our Compliance and Disclosure Interpretations (Securities Act Forms) for guidance.

Securities and Exchange Commission

August 22, 2014

RESPONSE:

We acknowledge the Staff’s comment and have provided the Staff with all pictures, graphics and any accompanying captions. If there are any changes, we will provide the Staff with them as soon as they become available prior to the printing and distribution of the preliminary prospectus.

5.	Please provide support for your factual assertions throughout the prospectus, citing to the source(s) of such information and providing copies supplementally. To expedite our review, please provide us with copies of each source, clearly marked to highlight the portion or section that contains this information and cross-reference it to the appropriate part of the prospectus. For example purposes only, we note the following statements:

•	“[W]e were the second largest supplier of raw frac sand, and the largest supplier of resin coated sand in 2013 based on our production capacity and coating capacity, respectively,” page 3

•	“[I]n recent years, oilfield service companies have increasingly sought proppant suppliers with logistics capabilities to deliver product in-basin,” page 3

•	“Our field data indicates that high quality resin coated proppants enhance oil and gas reservoir conductivity compared to raw sand and are a cost-effective alternative to lightweight ceramic proppants,” page 5

•	“In recent months, individual wells have been completed with more than 6,000 tons of proppant...,” page 5

•	“U.S. demand for all proppants has increased rapidly, growing at an average annual rate of 26% from 2008 to 2013,” page 6

RESPONSE:

We acknowledge the Staff’s comment and are supplementally providing to the Staff under separate cover a CD containing support for similar factual assertions in the prospectus. Each source is clearly marked to highlight the portion that contains such information and includes a cross-reference to the appropriate part of the prospectus.

6.	Please revise to define or briefly describe the following terms such that an investor who is unfamiliar with the sand-based proppant industry can understand what you mean. Alternatively, please revise your glossary of terms to include, at least, the following:

•	polymer breaking, page 2

•	captive terminal, page 3

Securities and Exchange Commission

August 22, 2014

•	sold in-basin, page 3

•	transloading capacity, page 4

•	downhole completions, page 5

•	md-FT, page 73

•	mine horizon, page 81

RESPONSE:

We acknowledge the Staff’s comment and have revised the glossary of terms section to provide definitions for these terms. Please see pages A-1 and A-2 of the Registration Statement.

Industry and Market Data, page ii

7.	We note the sentence on page ii that “Although we believe these third-party sources are reliable as of their respective dates, neither we, the selling stockholders nor the underwriters have independently verified the accuracy or completeness of this information.” Please remove this statement as it implies that you are not responsible for the accuracy of the information you elect to include in your prospectus. In addition, please add a sentence confirming that the company is responsible for all of the disclosure in the prospectus.

RESPONSE:

We acknowledge the Staff’s comment and have removed this statement and have added a sentence on page ii of the Registration Statement acknowledging that we are responsible for all of the disclosures in the prospectus.

Prospectus Summary, page 1

Our Company, page 1

8.	We note your statement on page 2 reporting your compound annual growth rate and average adjusted EBITDA margins since 2004. In order to balance your disclosure, please revise to add your compound annual growth rate, net income and average adjusted EBITDA margin for the fiscal years covered by your financial statements.

RESPONSE:

We acknowledge the Staff’s comment and have revised the Registration Statement accordingly. Please see pages 2 and 70 of the Registration Statement.

Securities and Exchange Commission

August 22, 2014

Our Competitive Strengths, page 2

9.	We note your paragraph heading which reads “Leading Proppant Producer.” Please revise to clarify whether you are the leading proppant producer or considered to among a group of leading proppant producers.

RESPONSE:

We acknowledge the Staff’s comment have revised the language on page 3 of the Registration Statement to clarify that we are a leading proppant producer. We also believe the textual language makes clear that we are among a group of leading proppant producers. Please see pages 2 and 3 of the Registration Statement.

The Offering , page 8

10.	You disclose here that all financial information has been restated to give effect to a stock split that will take effect prior to the closing of the offering. Please revise to be more specific with respect to the exact timing of the stock split and note that you may only give retroactive effect to the stock split in the financial statements and other financial data if the split occurs at or prior to the effective date of the offering. If the stock split occurs after the effective date, you may only reflect it in pro forma information. Please advise.

RESPONSE:

We acknowledge the Staff’s comment and have revised the Registration Statement to indicate that the stock split will occur prior to the effective date of the Registration Statement. Please see pages 8, 37 and 118 of the Registration Statement.

Risk Factors, page 12

Our business may suffer if we lose, or are unable to attract and retain, key personnel, page 21

11.	Please clarify whether you have entered into any employment agreements with your named executive officers. We note that you have not filed any such agreements as exhibits.

RESPONSE:

We acknowledge the Staff’s comment and advise that the Company has not entered into any employment agreements with its named executive officers. We have revised the language on page 23 of the Registration Statement to clarify this point.

Securities and Exchange Commission

August 22, 2014

Risks Related to This Offering and Ownership of Our Common Stock, page 26

12.	If American Securities will own a significant portion of your shares after the completion of the offering, please add a risk factor which describes the disproportionate influence American Securities may exert over your operations as a result of its holdings. Alternatively, please explain to us why this is not a material risk to investors. If you will be considered a “controlled” company under the New York Stock Exchange rules, please disclose and describe what that means with respect to your compliance with the corporate governance rules relating to independent directors and board committees.

RESPONSE:

We acknowledge the Staff’s comment and have added a risk factor on page 28 to address the risks related to American Securities’ significant ownership stake in the Company. Following the offering, American Securities’ ownership of our outstanding common stock is expected to be less than 50%; accordingly, we will not be considered a “controlled” company under applicable New York Stock Exchange rules.

Use of Proceeds, page 34

13.	We note your disclosure that if the net proceeds from the offering decreases, you intend to reduce the amount repaid under your revolving credit facility and terms loans. Please revise to state, in such a situation, the order in which your facility and terms loans would be repaid or, if true, state that the reduction in payments will be proportional to the amount owed on each loan.

RESPONSE:

We acknowledge the Staff’s comment. The Registration Statement has been revised to indicate that the offering will only involve sales by selling stockholders. Accordingly, the use of proceeds discussion in the Registration Statement has been revised to indicate that the Company will not receive any proceeds from the offering. See pages 9 and 36 of the Registration Statement. If we subsequently decide to have a primary component to the offering we will clarify the order in which our facility and term loans would be repaid.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 40

Recent Trends and Outlook, page 41

14.	We note your disclosure that a recent shift away from natural gas production has negatively affected the demand for your more expensive resin coated proppants, while at the same time companies have found improved well production through the use of greater quantities of non-resin coated products per well. Please clarify the effect this trend will have on your results of operations. For example, do you expect increased revenues but decreasing margins percentages?

Securities and Exchange Commission

August 22, 2014

RESPONSE:

We acknowledge the Staff’s comment and have revised the Registration Statement accordingly. Please see page 42 of the Registration Statement.

Acquisitions, page 42

15.	We note that under the terms of your acquisition agreement with SSP LLC, you are required to make contingent payments based on your sales of Propel SSP or products using similar technology for five years commencing on October 1, 2015. We also note that the total of all contingency payments must amount to $195 million or the former owners of SSP LLC will have right to reacquire 80% of its ownership. Please file this agreement under Item 601(b)(10) of Regulation S-K or explain why the agreement is not material to investors.

RESPONSE:

We acknowledge the Staff’s comment and advise the Staff that we will file the agreement as an exhibit to a future amendment to the Registration Statement.

How we generate our sales, page 43

16.	We note your disclosure that the majority of your product is sold through your network of terminals at selling prices set by local market dynamics. We also note your disclosure on page 43 that your proppant supply contracts typically include market pricing mechanisms and your disclosure on page 3 that your captive terminals position you to capture incremental spot demand at the terminal site. Please expand your disclosure regarding your selling practices and how the prices for your product are determined. For example, please clarify whether you typically sell using long-term contractual arrangements or supply customers with product on an as-needed basis. Also, please clarify, generally, how the contractual pricing mechanisms work. For example we note that your supply agreement with FTSI includes a stated minimum purchase amount to be sold at a fixed price.

RESPONSE:

We acknowledge the Staff’s comment and have revised the Registration Statement accordingly. Please see page 44 of the Registration Statement.

How We Evaluate Our Business, page 44

17.	We note your presentation within this section of various measures which management uses to assess your financial performance. To the extent that discussion is not provided in your Results of Operations, please revise to provide a discussion of the period-on-period changes in these key performance indicators for the periods covered by the MD&A. For example, you should discuss the primary factors which led to a decline in your Adjusted EBITDA from 2012 to 2013. For guidance, please refer to Section III.B.1 of SEC Release No. 33-8350.

Securities and Exchange Commission

August 22, 2014

RESPONSE:

We acknowledge the Staff’s comment and have revised the Registration Statement accordingly. Please see pages 49 and 50 of the Registration Statement.

18.	Also, given that your average realized selling price appears to be a key performance indicator, please provide your average realized selling price over the covered periods.

RESPONSE:

We acknowledge the Staff’s comment and have revised the Registration Statement accordingly. Please see page 47 of the Registration Statement.

Results of Operations, page 45

19.	We note that for each of the covered periods, and in all of your reportable segments, segment contribution margin as a percentage of revenues fell. Please revise to address this trend or tell us why this trend is not material to investors. Please refer to Section III.B.3 of SEC Release No. 33-8350.

RESPONSE:

We acknowledge the Staff’s comment and respectfully submit that we do not evaluate the performance of the segments on a margin percentage basis, as that is a function of the manner in which a given product is sold and product mix. We have added in “Management’s Discussion and Analysis of Financial Condition and Results of Operations—How We Evaluate Our Business” as to why we do not believe segment contribution margin is a relevant metric for evaluating our business. Please see page 46 of the Registration Statement.

Net Cash Used in Investing Activities, page 51

20.	We note that your anticipated capital expenditures for 2014 are $150 million whereas they were $111.5 million in 2013. Please revise to briefly explain the reason for the anticipated increase.

RESPONSE:

We acknowledge the Staff’s comment and have revised the Registration Statement accordingly. Please see page 53 of the Registration Statement.

Business, page 68

Fairmount Santrol Proppants vs. Closure Pressure, page 75

21.	Please revise the graphic on page 75 to state the cutoff crush percentage which was used to calculate the usefulness of your various products at different closure pressures.

Securities and Exchange Commission

August 22, 2014

RESPONSE:

We acknowledge the Staff’s comment and have revised the introduction to the graphic in the Registration Statement to state that multiple factors influence the performance of a proppant. Please see page 76 of the Registration Statement.

Our Customers, page 76

22.	We note your disclosure on page 58 that your top two proppant customers, Halliburton and FTSI, accounted for approximately 30% of your sales. Please identify these customers within this section. See Item 101(c)(1)(vii) of Regulation S-K. Also, file the agreements governing your relationship with these customers pursuant to Item 601(b)(10) of Regulation S-K. Alternatively, please explain why the agreement should not be filed.

RESPONSE:

[***Omitted***]

Summary of Reserves, page 78

23.	Proven and/or probable reserves are disclosed for your Wedron, Maiden Rock, Bay City, and Voca properties. Please forward to our engineer as supplemental information and not as part of your filing, your information that establishes the legal, technical, and economic feasibility of your materials designated as reserves, as required by Section C of Industry Guide 7 pursuant to Rule 418(a) and (b) of Regulation C. The information requested includes, but is not limited to:

•	Property and geologic maps

•	Description of your sampling and assaying procedures

•	Drill-hole maps showing drill intercepts

•	Representative geologic cross-sections and drill logs

•	Description and examples of your cut-off calculation procedures

•	Cutoff grades used for each category of your reserves and resources

•	Justifications for the drill hole spacing used to classify and segregate proven and probable reserves

•	A detailed description of your procedures for estimating reserves

•	Copies of any pertinent engineering or geological reports, and executive summaries of feasibility studies or mine plans which including the cash flow analyses

Securities and Exchange Commission

August 22, 2014

•	A detailed permitting and government approval schedule for the project, particularly identifying the primary environmental or construction approval(s) and your current location on that schedule.

To minimize the transfer of paper, please provide the requested information on a CD, formatted as Adobe PDF files and provide the name and phone number for a technical person our engineer may call, if he has technical questions about your reserves.

In the event your company desires the return of this supplemental material, please make a written request with the letter of transmittal and include a pre-paid, pre-addressed shipping label to facilitate the return of the supplemental information. Please note that you may request the return of this information pursuant to the provisions of Rule 418(b) of Regulation C.

If there are any questions concerning the above request, please phone Mr. George K. Schuler, Mining Engineer, at (202) 551-3718.

RESPONSE:

We acknowledge the Staff’s comment and will supplementally provide to Mr. George K. Schuler under separate cover a CD with the requested information.

24.	Please provide as an exhibit, a written consent from any experts whose name is cited, and/or whose work is incorporated into your document. These consents should concur with the summary of the information in the report disclosed, and agree to being named as an expert in your registration statement.

RESPONSE:

We acknowledge the Staff’s comment and advise the staff that Exhibit 23.2 to the Registration Statement is included in this filing

25.	We note the reserve totals tabulated in your filing do not agree with the amount of proven reserves stated. Please review this sum and correct as necessary.

RESPONSE:

We acknowledge the Staff’s comment and have revised the Registration Statement accordingly. Please see pages 2, 41, 69, 78 and 79 of the Registration Statement.

Competition, page 89

26.	We note your risk factor disclosure on page 15 that certain of your large competitors may have greater financial and other resources than you do. Please revise this section to provide all of the information required by Item 101(c)(1)(x) including your competitive position in the industry.

Securities and Exchange Commission

August 22, 2014

RESPONSE:

We acknowledge the Staff’s comment and have revised the Registration Statement accordingly. Please see page 90 of the Registration Statement.

Intellectual Property, page 89

27.	We note your risk factor on page 14 that you rely on trade secrets and patents. Within this section, please clarify the duration of your patents for your products to the extent such information would be material to investors or advise. See Item 101(c)(1)(iv) of Regulation S-K.

RESPONSE:

We acknowledge the Staff’s comment and have revised the Registration Statement accordingly. Please see page 90 of the Registration Statement.

28.	Also, please describe how you own the intellectual property for your various other brands, including, for example, HyperProp and CoolSet.

RESPONSE:

We acknowledge the Staff’s comment and have revised the Registration Statement accordingly. Please see page 90 of the Registration Statement.

Management, page 95

29.	For each of your directors and named executive officers please clarify principal occupations or position of employment during the last five years and the dates such positions were held. For example only, Mr. Nagel’s position of employment is unclear from 2010 through June 2011. Also, for your directors, please clarify the specific experience, qualifications, attributes or skills that led to the conclusion that the person should serve as a director for the registrant. See Item 401(e) of Regulation S-K.

RESPONSE:

We acknowledge the Staff’s comment and have revised the director and executive officer biographical information to clarify the principal positions held during the last five years and the dates such positions were held. In addition, we have clarified the specific experience, qualifications, attributes or skills that led to our selection of each director to serve on our board. Please see pages 97, 98 and 99 of the Registration Statement.

Securities and Exchange Commission

August 22, 2014

Executive Compensation, page 99

2013 Summary Compensation Table, page 99

30.	Please describe how the amounts of option awards to the named executive officers were determined. See Item 402(o)(1) of Regulation S-K.

RESPONSE:

The considerations taken into account by our compensation committee when making option awards to the named executive officers in 2013 include, but are not limited to (i) recommendations from our Chief Executive Officer based on her analysis of the individual performance of each named executive officer, other than herself (ii) overall company performance, (iii) each executive’s level and scope of responsibility, and (iv) compensation paid to similarly situated executives of companies with which we compete for executive talent (to the extent such information is publicly available). We have revised the Registration Statement accordingly. Please see page 104 of the Registration Statement.

Annual Bonus, page 100

31.	Please revise to provide an example of a sustainable development objective that was defined by a sustainable development team and used to calculate the total sustainable development performance percentage.

RESPONSE:

We acknowledge the Staff’s comment and have revised the Registration Statement accordingly. Please see pages 102 and 103 of the Registration Statement.

Principal and Selling Stockholders, page 109

32.	We note that your prospectus cover page disclosure that your selling shareholders are providing the underwriters the option to purchase additional shares of common stock for 30 days after the date of the prospectus. Please revise your table to include a column demonstrating the number and percentage of beneficial ownership of your shareholders if the underwriters exercise the overallotment option.

RESPONSE:

We acknowledge the Staff’s comment and have revised the Registration Statement accordingly. Please see page 111 of the Registration Statement.

33.	Please footnote your table to disclose the natural person or persons which have the voting or investment power with respect to the shares beneficially owned by ASP FML Holdings, LLC.

Securities and Exchange Commission

August 22, 2014

RESPONSE:

We acknowledge the Staff’s comment and have revised the Registration Statement accordingly. Please see pages 111 and 112 of the Registration Statement.

Certain Relationships and Related Party Transactions, page 110

34.	As applicable, please provide the information required by Item 404(a) of Regulation S-K and Instruction 1 to Item 404 for the transactions with related parties described in the footnotes to your financial statements.

RESPONSE:

We acknowledge the Staff’s comment and have revised the disclosure on page 113 of the Registration Statement to reflect these transactions.

Description of Capital Stock, page 111

35.	We note your statement that the shares of common stock to be issued upon completion of this offering will be fully paid and non-assessable. Please revise to remove this statement or attribute it to counsel.

RESPONSE:

We acknowledge the Staff’s comment and have removed this statement from the Registration Statement. Please see page 114 of the Registration Statement.

Financial Statements, page F-1

36.	Please update your financial statements as necessary.

RESPONSE:

We acknowledge the Staff’s comment. The Registration Statement has been updated to include required financial statements for the first half of 2014.

Notes to Financial Statements, page F-8

Note 2. Summary of Significant Accounting Policies, page F-8

Property, Plant and Equipment, page F-10

37.	Please tell us and revise to clarify the meaning of “tons mined” with respect to the estimated service lives of mineral reserves.

RESPONSE:

We acknowledge the Staff’s comment and have removed this term from the Registration Statement. Please see page F-10 of the Registration Statement.

Securities and Exchange Commission

August 22, 2014

8. Acquisitions, page F-17

38.	We note that you purchased certain assets and assumed certain liabilities from FTS International Services, LLC (“FTSI”) and affiliates on September 6, 2013 for a total consideration of $348.0 million. Tell us how and where you have complied with the contents of the letter dated May 20, 2014 issued by the Division of Corporation Finance’s Chief Accountant’s Office concerning the acquisition of the FTSI Proppant Assets.

RESPONSE:

In response to the Staff’s comment, the Company has outlined how and where it has complied with the disclosures the Company said it would provide regarding the assumption of certain assets and liabilities from FTSI in its letter to the Division of Corporation Finance’s Chief Accountant’s Office dated May 19, 2014 as well as the contents of the letter from the Division of Corporation Finance’s Chief Accountant’s Office to the Company dated May 20, 2014.

In the letter dated May 19, 2014, the Company said that it would disclose the following items in the Registration Statement.

(i)	The disclosures required by FASB ASC 805-10-50 as part of the audited financial statements

The Company believes it has disclosed all required information pertaining to the FTSI acquisition as required by FASB ASC

805-10-50 in Note 8 of the audited financial statements contained in the Registration Statement. Please see page F-17 of the Registration Statement.

(ii)	A discussion of how we have integrated these assets into our business

We have revised the disclosure within the Acquisition section of Management’s Discussion and Analysis of Financial Condition and Results of Operations, to provide additional information on how we integrated the acquired production facilities, terminals and railcars into our existing network. Please see page 44 of the Registration Statement.

(iii)	A discussion of how this transaction impacts the comparability of our balance sheet and results of operations

We have revised the Registration Statement to include a discussion of how the FTSI acquisition has impacted the comparability of the Company’s balance sheet and specifically quantified the impact the FTSI acquisition had on the Company’s balance sheet. Please refer to pages 43 and 44 of the Registration Statement.

Securities and Exchange Commission

August 22, 2014

We address the comparability of our results of operations within the Acquisition section of Management’s Discussion and Analysis of Financial Condition and Results of Operations, where the Company states that our 2013 results of operations may not be comparable to past or future results because of the impact of recent acquisitions. We included the following description of the FTSI transaction to provide additional information on how the FTSI transaction may impact comparability:

“In September 2013, we purchased certain assets and assumed certain liabilities from FTSI and its affiliates. We acquired 353 million tons of sand reserves; 2.7 million tons per year of frac sand production capacity; 0.6 million tons per year of resin coating capacity; and logistics assets consisting of 13 terminals and 2,798 railcars. We recorded the acquired assets and assumed liabilities at fair value on the date of acquisition, including $95.5 million of sand reserves, $127.7 million of property, plant and equipment, $26.0 million of inventory, $50.1 million of goodwill and other intangibles, and $2.3 million of assumed liabilities. We also have an option to purchase 33 million tons of API-spec Northern White sand reserves and an additional 1.0 million tons per year of frac sand production capacity. In connection with this acquisition, we also entered into a ten-year supply agreement with FTSI (“FTSI Supply Agreement”). The fair value of FTSI Supply Agreement was determined to be $50.7 million. The total consideration for the FTSI transaction of $350 million, including $2.3 million of assumed liabilities, was financed with long-term debt.”

Additionally, throughout Management’s Discussion and Analysis of Financial Condition and Results of Operations, we describe how the FTSI transaction impacted the period over period changes, including revenue, segment contribution margin, depreciation, depletion and amortization, interest expense, accounts receivable, inventory, accounts payable, cash used in investing activities and cash used in financing activities.

(iv)	Such other information regarding the FTSI Proppant Assets to permit an informed investment decision and avoid any material misstatement or omission in our disclosures.

The Company believes it has disclosed all material information that would permit an informed investment decision and avoid any material misstatement or omission of disclosures.

(v)	Disclose in the financial statements the impracticability of providing the pro forma information as required by FASB ASC 805-10-50-2h.

Securities and Exchange Commission

August 22, 2014

Within Note 8 of the audited financial statements contained in the Registration Statement, the Company discloses that “the historical financial information for the assets acquired was impracticable to obtain, and inclusion of pro forma information would require the Company to make estimates and assumptions regarding these assets’ historical financial results that may not be reasonable or accurate. As a result, pro forma results are not presented.” Please see page F-17 of the Registration Statement.

In a letter dated May 20, 2014, the Division of Corporation Finance’s Chief Accountant’s Office stated that in addition to the disclosures the Company stated it would disclose in the Registration Statement, the following additional disclosures should also be made.

(vi)	The increase in frac sand production capacity and resin coated operating capacity resulting from the acquisition

Within the Acquisition section of Management’s Discussion and Analysis of Financial Condition and Results of Operations, the Company discloses that it acquired “2.7 million tons per year of frac sand production capacity and 0.6 million tons per year of resin coated capacity.” Furthermore, within the same section of the Registration Statement, the Company discloses that it has “an option to purchase 33 million tons of API-spec Northern White sand reserves and an additional 1.0 million tons per year of frac sand production capacity.” Please see page 43 of the Registration Statement.

(vii) The types of logistics assets acquired

Within the Acquisition section of Management’s Discussion and Analysis of Financial Condition and Results of Operations, the Company discloses that it acquired “logistics assets consisting of 13 terminals and 2,798 railcars.” Please see page 43 of the Registration Statement.

(viii)	The quality of the acquired sand reserves

Within the Summary of Reserves section of Business, the table presented indicates that there were four facilities with proven sand reserves acquired from FTSI: (1) Voca, TX, (2) Katemcy, TX, (3) Arcadia, WI, and (4) Brewer, MO. Please see page 79 of the Registration Statement.

The Company discloses quantitative and qualitative characteristics of each facility within the Descriptions of Sand Facilities section of Business.

Securities and Exchange Commission

August 22, 2014

(1)	Voca, TX facility: “The sand reserve mined at our Voca property is the Hickory Sandstone Member of the Riley formation. The Voca facility produces high purity, round grain silica which meets API requirements for proppant application. The mining capacity is approximately 1.8 million tons per year with the estimated annual products shipped at approximately 1.2 million tons per year. The Voca facility sold 252,000 tons in 2013.

The surface deposit at the Voca facility is a high purity, round grain sand with a minimum silica content of 98% which meets API requirements for proppant application. The controlling attributes are turbidity and grain size. Turbidity is controlled through the use of hydrosizers and attrition scrubbers during wet processing. Grain size is controlled through the use of hydrosizers and wet screening. The grain size distribution averages greater than 65% plus 50 mesh.” Please see page 83 of the Registration Statement.

(2)	Katemcy, TX facility: “The surface reserve is a high purity, round grain sand with a minimum silica content of 98% which meets API requirements for proppant application. The controlling attributes will be turbidity and grain size. Turbidity will be controlled through the use of hydrosizers and attrition scrubbers during wet processing. Grain size will be controlled through the use of hydrosizers and wet screening. The grain size distribution averages greater than 49% plus 50 mesh.” Please see page 85 of the Registration Statement.

(3)	Arcadia, WI facility: “The surface reserve is a high purity, round grain sand with a minimum silica content of 99% which meets API requirements for proppant application. The controlling attributes are turbidity and grain size. The deposit tends to exhibit a coarser grain size distribution in the top half of deposit. Turbidity will be controlled though the use of attrition scrubbers during wet processing. Fine and coarse areas will be blended to meet the grain size average. The grain size distribution averages greater than 55% plus 50 mesh.” Please see page 85 of the Registration Statement.

(4)	Brewer, MO facility: “The sand reserve mined from the open-pit mine at the Brewer facility is the St. Peter Sandstone formation. The Brewer facility is capable of producing high purity, round grain silica that meets API requirements for proppant application. The mining capacity is approximately 1.0 million tons per year.

Securities and Exchange Commission

August 22, 2014

The surface deposit at the Brewer facility is a high purity, round grain sand with a minimum silica content of 99% which meets API requirements for proppant application. The controlling attributes are turbidity and grain size. The deposit tends to exhibit a coarser grain size distribution in top half of deposit. Turbidity is controlled through the use of hydrosizers and attrition scrubbers during wet processing. The grain size distribution averages greater than 90 percent minus 50 mesh.” Please see page 86 of the Registration Statement.

(ix)	Pre-acquisition operating cost information and plant operating metrics

As described in our letter dated May 19, 2014, the nature of the acquired assets precluded a determination of the results of operation of those assets during the periods they were owned by the seller. Further, the Company believes that operating cost information and plant operating metrics for the acquired assets is competitively sensitive information. Given the disparate assets acquired (e.g., API Brown sand reserves, API White sand reserves, one brown sand processing plant, two high-cost northern white processing plants, one of which subsequently has been closed, an idled white sand plant, one resin-coating plant and various distribution terminals) there is no meaningful way to aggregate and disclose the operating data across these assets. Disclosure of operating data (e.g., production cost per ton) for each acquired operation would provide a level of cost detail that could competitively disadvantage the Company and is a level of disclosure currently not provided by our competitors.

In lieu of disclosing this level of detailed cost information, the Company has provided a complete description of the assets acquired, including locations, reserves, and production capacities.

(x)	The impact of the acquired assets on post-acquisition operating results

Throughout Management’s Discussion and Analysis of Financial Condition and Results of Operations, we describe how the FTSI transaction impacted the period over period changes, including revenue, segment contribution margin, depreciation, depletion and amortization, interest expense, accounts receivable, inventory, accounts payable, cash used in investing activities and cash used in financing activities.

Undertakings, page II-5

39.	Please add the undertakings required by Item 512(a)(5)(ii) and Item 512(a)(6) of Regulation S-K. Item 512(a)(5)(ii) is required for any prospectus that may be filed in reliance on Rule 430C and Item 512(a)(6) is required for any offering that involves an initial distribution of securities pursuant to Rule 159A. Please refer to Question 229.01 of our Compliance and Disclosure Interpretations (Securities Act Rules) for guidance.

Securities and Exchange Commission

August 22, 2014

RESPONSE:

We acknowledge the Staff’s comment and have revised the Undertakings section on pages II-5 and II-6 of the Registration Statement accordingly.

Exhibits

40.	We note that many of your exhibits including your legality opinion will be filed by amendment. Please note we will need adequate time to review your exhibits prior to the effectiveness of the registration statement.

RESPONSE:

We acknowledge the Staff’s comment undertake to provide the Staff with sufficient time to review the exhibits to be filed with subsequent amendments of the Registration Statement.

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Securities and Exchange Commission

August 22, 2014

Please direct any questions that you have with respect to the foregoing or if any additional supplemental information is required by the Staff, please contact Alan Beck with Vinson & Elkins L.L.P. at (713) 758-3638 or Chris Nagel with the Company at (440) 279-0243.

Very truly yours,

FMSA Holdings Inc.

By:	/s/ Jenniffer D. Deckard
Name:	Jenniffer D. Deckard
Title:	President and Chief Executive Officer

Enclosures

cc:	Christopher L. Nagel, CFO – Fairmount

David J. Crandall, General Counsel – Fairmount

Alan Beck, Vinson & Elkins LLP

J. Michael Chambers, Latham & Watkins, LLP